CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT to Focus on Canadian Listing

Vancouver, B.C. – (April 16, 2013) - CIBT Education Group Inc. (TSX and NYSE MKT: MBA) (the “Company”) reports that it intends to voluntarily delist its common shares from trading on the NYSE MKT LLC (the “NYSE MKT”) and to voluntarily terminate registration of its common shares under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). It is expected that trading of the common shares will be ceased and the Company will be delisted from the NYSE MKT (the “Delisting”) on or about May 6, 2013. Common shares of the Company will continue to be listed for trading on Toronto Stock Exchange (the “TSX”) after the Delisting from the U.S. market, and shareholders in the United States can continue to trade their shares using the facilities of the TSX. The Company may consider a future listing on other world markets if justified based on the investment climate.

The Company’s decision to delist and deregister its common shares is voluntary, based on the fact that as of the beginning of 2013 the Company had fewer than 300 shareholders of record of its common shares on a worldwide basis and fewer than 300 shareholders in the U.S. The decision was not based on the receipt of any notice that the Company had failed to satisfy any rule or standard for continued listing on the NYSE MKT or asserting any material non-compliance with NYSE MKT rules.

The Company’s board of directors has considered the benefits of the Company’s common shares being listed on two publicly traded stock exchanges, the TSX and NYSE MKT, however the trading volume of shares on the NYSE MKT has been limited since the Company was listed in April 2008. In addition, the compliance costs and administrative burden of maintaining the listing of common shares on the NYSE MKT and registration with the Securities and Exchange Commission in the United States (the “SEC”) are relatively significant, which has not resulted in additional benefit for the Company’s shareholders in view of the limited trading volume. Compliance with registration requirements also places demands on the time and attention of management. As a result, the board of directors has determined that it is not in the best interests of the Company to maintain a listing on the NYSE MKT.

In connection with the Delisting, the Company formally notified NYSE MKT on April 16, 2013 of its intention to delist and deregister by filing a Form 25 – Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, and a Form 15F – Certification of a Foreign Private Issuer’s Termination of Registration of a Class of Securities Under Section 12(g) of the Securities Exchange Act of 1934 or its Termination of the Duty to File Reports Under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934.  Filing of the Form 25 and Form 15F is expected to occur on or after April 26, 2013.

Filing of the Form 15F will voluntarily terminate the registration of the Company’s common stock with the SEC and suspend its reporting obligations under the Exchange Act. The Company expects that deregistration of its common shares will become effective 90 days after filing the Form 15F.

Further information about the Company is available in its annual report on a Form 20-F filed with the SEC on EDGAR.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-604-871-9909 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:

Some statements in this news release contain forward-looking information (the “forward-looking statements”) about the Company and its expectations concerning future events. The Company undertakes no obligation to update any of these forward-looking statements, except as may be required by the applicable securities laws of Canada and/or the United States. Although the Company believes that these expectations are based on reasonable assumptions, based on the knowledge of its business and the experience of management, there can be no assurance that actual results will not differ materially from expectations. Any forward looking statements herein speak only as of the date of this news release and may not come to pass. Readers are cautioned not to place undue reliance on any forward-looking statements. Actual results could differ significantly as a result of various factors. The above news release states that the Company intends to delist its common shares from trading on the NYSE MKT and to deregister such stock under the Exchange Act and that such actions are expected to occur within a specified time frame. However, unforeseen events may occur that may result in a delay or prevent the occurrence of the delisting and/or the deregistration. Forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. It is not possible to predict or identify all factors that could possibly cause actual results to differ materially from expected and historical results.

Neither the NYSE MKT-LLC nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.